Date: March 27, 2015

To: All Canadian Securities Regulatory Authorities

Subject: TRILLIUM THERAPEUTICS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 22, 2015
Record Date for Voting (if applicable) :	April 22, 2015
Beneficial Ownership Determination Date :	April 22, 2015
Meeting Date :	May 27, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	89620X506	CA89620X5064
COMMON REGULATION D	89620X605	US89620X6058

Sincerely,

Computershare
Agent for TRILLIUM THERAPEUTICS INC.